UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2019

Commission File Number 1-15242

DEUTSCHE BANK CORPORATION

(Translation of Registrant’s Name Into English)

Deutsche Bank Aktiengesellschaft

Taunusanlage 12

60325 Frankfurt am Main

Germany

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory note

This Report on Form 6-K contains the following exhibits. This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into Registration Statement No. 333-226421 of Deutsche Bank AG.

Exhibit 4.9(d): Second Supplemental Capital Securities Indenture, dated as of July 25, 2019, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, London Branch, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Calculation Agent, Transfer Agent and Registrar and Authenticating Agent.

Exhibit 4.9(e): Third Supplemental Capital Securities Indenture, dated as of July 25, 2019, among Deutsche Bank AG, as Issuer, The Bank of New York Mellon, London Branch, as Trustee, and Deutsche Bank Trust Company Americas, as Paying Agent, Calculation Agent, Transfer Agent and Registrar and Authenticating Agent.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2019	DEUTSCHE BANK AKTIENGESELLSCHAFT

	By:	/s/ Marco Zimmermann
		Name:	Marco Zimmermann
		Title:	Managing Director

	By:	/s/ Joseph C. Kopec
		Name:	Joseph C. Kopec
		Title:	Managing Director and Senior Counsel

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